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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(RULE 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Genset S.A.
(Name of Subject Company)

Serono S.A.
and
Serono France Holding S.A.

(Name of Filing Persons (Offerors))

Ordinary Shares, nominal value of €3.00 per share
and
American Depositary Shares evidenced by American Depositary Receipts, each
American Depositary Share evidencing one-third of one Ordinary Share

(Title of Class of Securities)

37244T104
(CUSIP Number of Class of Securities)

Nathalie Joannes
General Counsel
Serono S.A.
15bis Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
011-41-22-739-3113

Copy to:

Jean-Marie Ambrosi Cleary, Gottlieb, Steen & Hamilton 41, Avenue de Friedland 75008 Paris, France 011 33 1 40 74 68 00	William A. Groll Cleary, Gottlieb, Steen & Hamilton City Place House, 55 Basinghall Street London EC2V 5EH, United Kingdom 011 44 207 614 2200
(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$25,289,180	$2,326.60

*
Estimated solely for purposes of calculating the filing fee in accordance with Section 14(g)(3). The Transaction Valuation was calculated on the basis of (i) the offer price of (x) €3.25 for each of the 6,944,007 ADSs outstanding; (y) €9.75 for each of the 300,352 ordinary shares held by U.S. holders within the meaning of Rule 14d-1(d) under the Exchange Act; and (z) €3.89 (on a weighted average basis) for each of the 19,000 warrants held by U.S. holders (which results in an aggregate value offered in this tender offer in euro of €25,570,455) and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in € as certified for customs purposes by the Federal Reserve Bank of New York on July 10, 2002) of €.9890 for one U.S. dollar. The number of Shares and warrants held by U.S. holders and the number of ADSs is based on information provided to the bidder by Genset S.A. Based upon the information provided to the bidder, there are no OCEANEs held by U.S. holders and, accordingly, no fee is being paid with respect to the offer for OCEANEs.

**
The filing fee, calculated in accordance with Section 14(g)(3) under the Securities Exchange Act of 1934, as amended, is $92 for every $1,000,000 of the aggregate amount of cash proposed to be offered.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☐ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

        The information set forth in the "Summary Term Sheet" in the U.S. offer to purchase, dated July 16, 2002 (the "U.S. Offer to Purchase") of Serono France Holding S.A., organized as a société anonyme under the laws of France ("Purchaser"), a wholly-owned subsidiary of Serono S.A., organized as a société anonyme under the laws of Switzerland, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)  The name of the subject company is Genset S.A., a société anonyme organized under the laws of France. Genset's principal executive office is located at 24, rue Royale, 75008 Paris, France. Genset's telephone number at its principal executive offices is 331-55-04-59-00.

        (b)  This Tender Offer Statement on Schedule TO relates to Purchaser's offer to purchase all ordinary shares, nominal value €3.00 ("Shares"), bonds convertible or exchangeable into new or existing ordinary shares (obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes, or "OCEANEs") and warrants ("Warrants") of Genset held by U.S. holders and all outstanding Genset American Depositary Shares, each representing one-third of a Share ("ADSs"), held by any holder, wherever resident. According to Genset, as of July 2, 2002, there were there were 8,104,850 Shares (of which 300,352 were believed to be held by U.S. holders and an additional 2,314,669 were represented by 6,944,007 outstanding ADSs), 522,223 OCEANES (none known to be held by U.S. holders) and 59,000 Warrants (19,000 believed to be held by U.S. holders).

        (c)  The information set forth in Section 6: "Price Range of Shares, ADSs and OCEANEs; Dividends" in the U.S. Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        The names of the filing persons are Serono France Holding S.A., organized as a société anonyme under the laws of France, and its parent company Serono S.A., organized as a société anonyme under the laws of Switzerland. The information set forth in Section 9: "Certain Information Concerning Purchaser and Serono" in, and in Schedule A to, the U.S. Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

        The information set forth in the "Summary Term Sheet," "Introduction," Section 1: "Terms of the U.S. Offer," Section 2: "Acceptance and Payment for Securities," Section 3: "Procedure for Tendering Securities," Section 4: "Withdrawal Rights" and Section 5: "Certain French and United States Federal Income Tax Considerations" in the U.S. Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        The information contained in Section 10: "Background of the Offers; Contacts with Genset" in the U.S. Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        The information contained in Section 11: "Purpose of the Offers and Plans for Genset" in the U.S. Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        The information contained in Section 12: "Source and Amount of Funds" in the U.S. Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

        The information set forth in Section 9: "Certain Information Concerning Purchaser and Serono—Additional Information" in the U.S. Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        The information contained in "Introduction" and Section 15: "Fees and Expenses" in, and on the back cover of, the U.S. Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

        Not applicable.

Item 11. Additional Information.

        The information contained in Section 14: "Certain Legal Matters" in the U.S. Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits

        99(a)(1)    U.S. Offer to Purchase, dated July 16, 2002

        99(a)(2)    Form of ADS Letter of Transmittal (ADSs)

        99(a)(3)    Form of Notice of Guaranteed Delivery (ADSs)

        99(a)(4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (ADSs)

        99(a)(5)    Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (ADSs)

        99(a)(6)    Form of Share Form of Acceptance (Shares)

        99(a)(7)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Shares)

        99(a)(8)    Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Shares)

        99(a)(9)    Form of OCEANE Form of Acceptance (OCEANEs)

        99(a)(10)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (OCEANEs)

        99(a)(11)    Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (OCEANEs)

        99(a)(12)    Form of Warrant Form of Acceptance

        99(a)(13)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

        99(a)(14)    Joint Press Release issued by Serono and Genset on June 26, 2002 (incorporated by reference to the Schedule TO filed by Serono and Purchaser on June 26, 2002)

        99(a)(15)    Joint Press Release issued by Serono and Genset on June 28, 2002 (incorporated by reference to the Schedule TO filed by Serono and Purchaser on June 28, 2002)

        99(a)(16)    Joint Press Release issued by Serono and Genset on July 16, 2002

        99(a)(17)    Form of Summary Advertisement, published on July 16, 2002

        99(b)(1)    Serono B.V. Financing Commitment

        99(d)    Not applicable

        99(g)    Not applicable

        99(h)    Not applicable

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2002

SERONO S.A.
/s/ Jacques Theurillat (Signature)
Jacques Theurillat (Name and Title)
Director and Deputy Chief Executive Officer
SERONO FRANCE HOLDING S.A.
/s/ Jacques Theurillat (Signature)
Jacques Theurillat (Name and Title)
Director

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits
SIGNATURE